Innovation Beverage Group Limited

29 Anvil Road

Seven Hills, NSW 2147

Australia

November 22, 2022

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sherry Haywood and Evan Ewing

Re:	Innovation Beverage Group Ltd
Amendment No. 8 to the Registration Statement on Form F-1
File No. 333-266965
Filed November 15, 2022

Dear Ms. Haywood and Mr. Ewing:

Innovation Beverage Group Ltd (the “Company” or “IBG”) previously submitted Amendment No. 8 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on November 15, 2022. Amendment No. 9 responds to the comment letter received on November 21, 2022 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below the comment of your letter followed by the Company’s response thereto.

Capitalization, page 39

1.	Refer to the pro forma column. It appears the amount of cash and cash equivalents should be $8,300,744, based on the net proceeds from the Unit offering of $8,830,500, less the $600,000 payment on the notes payable. Similarly, it appears the ordinary shares should have a value of $13,553,611 after giving effect to the net proceeds. Please revise your computations accordingly, including the total shareholders’ equity and total capitalization, or expand disclosures to describe any other pro forma adjustments.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions.

Dilution, page 40

2.	Refer to your disclosure of adjusted net tangible book value as of June 30, 2022. Based on the net proceeds from the Unit offering, it appears this amount should instead be $9,803,844 with a related per share amount of $0.98. Please revise your disclosures and dilution calculations accordingly, or advise.

Response: The Company acknowledges the Staff’s comment and has made the requested revisions.

Filing Fee Table, page II-5

3.	Please provide your analysis of how your calculation of the “Maximum Aggregate Offering Price” is consistent with Rule 457. Specifically, we note that in addition to 2,500,000 units, you have provided the underwriters an option to purchase up to an additional 375,000 ordinary shares and/or up to an additional 375,000 warrants to cover over-allotments.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the calculation is such that an aggregate amount of 2,875,000 units will be offered, which is comprised of 2,500,000 units and the over-allotment amount of 375,000 ordinary shares and/or warrants, and when multiplied by the public offering price of $4.15, results in a maximum aggregate offering price of $11,931,250. The exercise price of the warrants is not yet determined, therefore, the calculation assumes an exercise price that is the same as the public offering price (or 100% of the per unit public offering price).

Further, with respect to the ordinary shares underlying the Underwriter Warrants, if the underwriter exercises its over-allotment option in full, the underwriter will receive a warrant to purchase up to 5% of the aggregate ordinary shares sold in the offering, or 143,750 ordinary shares, which has an exercise price of equal to 120% of the public offering price, or $4.98, and when multiplied by such price results in $715,875.

Exhibit 107 has been revised to reflect these calculations.

Exhibits

4.	We note that you may have redacted information from Exhibit 4.5. If you are redacting information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please explain why you may rely on Item 601(b)(10)(iv) to redact information filed pursuant to Item 601(b)(4) and mark the exhibit index to indicate that portions of your exhibits have been omitted. Additionally, please refile to clearly indicate where information is omitted in Exhibit 4.5. If you are not relying on Item 601(b)(10)(iv) of Regulation S-K for Exhibit 4.5, refile the exhibit without the statement on the first page stating that certain information has been redacted.

Response: The Company acknowledges the Staff’s comment and has refiled the exhibit without the statement of redaction as the Company is no longer relying upon Item 601(b)(10)(iv) of Regulation S-K.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin Ocasio, of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely

Dean Huge
Chief Executive Officer

cc: Darrin Ocasio